SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                              _______________

                                 FORM 11-K


                              ANNUAL REPORT
                    PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


     [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934
                  For the fiscal year ended December 27, 1995

                                    OR


     [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934
                   For the transition period ________________

                             VSE CORPORATION
                                EMPLOYEE
                              ESOP/401(k)
                                  PLAN
                        (Full Title of the Plan)


                             VSE Corporation
                          2550 Huntington Avenue
                        Alexandria, Virginia  22303
                       (Name and Address of Issuer)

Required information

        The VSE Corporation ESOP/401(k) Plan (the Plan ) is subject to ERISA and the financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

        Financial Statement
        -------------------
        Statements of Net Assets Available for Benefits as of
        December 27, 1995 and 1994

        Statements of Changes in Net Assets Available for Benefits for the years ended December 27, 1995 and 1994

        Notes to Financial Statements as of December 27, 1995 and 1994

        Schedule of Assets Held for Investment Purposes as of
        December 27, 1995

        Schedule of Reportable Transactions for the Year Ended
        December 27, 1995

EXHIBITS
        None

                                    SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                           VSE CORPORATION EMPLOYEE ESOP 401(k)
                           PLAN

                           By:   /s/ M. A. Robin
                                -----------------
                                M. A. Robin
                                Senior Vice President, Director of Human
                                Resources, Trustee

                  VSE Corporation
                  ESOP/401(k) Plan

                  Financial Statements
                  As of December 27, 1995 and 1994
                  Together With Auditors' Report

               Report of Independent Public Accounts


     To the Trustees of the VSE Corporation Employee ESOP/401(k) Plan:

     We have audited the accompanying statements of net assets available for benefits, of the VSE Corporation Employee ESOP/401(k) Plan as of December 27, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the VSE Corporation Employee ESOP/401(k) Plan as of December 27, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ Arthur Andersen LLP

     Washington, D.C.,
       March 12, 1996

                                          CONTENTS



       Description                                                        Page
       -----------                                                        ____
       Statements of Net Assets Available for Benefits as of
          December 27, 1995 and 1994                                         1

       Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 27, 1995 and 1994                     2


       Notes to Financial Statements as of December 27, 1995 and 1994        3


       Schedule of Assets Held for Investment Purposes as of
          December 27, 1995                                                 10

       Schedule of Reportable Transactions for the Year Ended
          December 27, 1995                                                 11




                  SCHEDULES OMITTED AS NOT APPLICABLE
                 FOR THE YEAR ENDED DECEMBER 27, 1995


       Description
       -----------
       Schedule of Loans or Fixed Income Obligations

       Schedule of Leases in Default or Classified as Uncollectible

       Schedule of Nonexempt Transactions

                      VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                              STATEMENTS OF NET ASSETS
                               AVAILABLE FOR BENEFITS
                                 AS OF DECEMBER 27
                                                            1995         1994
                                                         ----------   ----------
ASSETS

Investments at fair value (Exhibit A and Note 2)
  VSE Corporation common stock (Note 4)
      PAYSOP/ESOP                                       $ 6,972,836  $ 4,059,881
      401(k) Stock Fund                                   1,447,741      839,191
  Mutual funds
      George Putnam Fund of Boston                        3,394,695            0
      Putnam Fund for Growth and Income                     479,802            0
      Putnam Global Growth Fund                             400,369            0
      Putnam Voyager Fund                                 2,410,135            0
      Putnam Diversified Income Trust                       915,783            0
      Putnam Asset Allocation Fund - Conservative Portfo    249,333            0
      Vanguard Wellington                                         0    3,182,395
      American Capital Comstock                                   0    1,399,392
      American Capital Government Securities                      0      479,382
                                                         ----------   ----------
                                                         16,270,694    9,960,241

Investments at contract value
  Putnam Stable Value Fund                                1,765,464            0
  Government Separate Accounts                            2,746,149    3,082,689
  Guaranteed Interest Contracts                           1,186,271    3,553,986
  Vanguard U.S. Treasury
      Money Market Portfolio                                      0      330,443
  Notes receivable (Note 1)                                 432,158      438,833
  Cash surrender value of life insurance policies           136,419      152,350
                                                         ----------   ----------
      Total investments                                  22,537,155   17,518,542

Cash, principally in interest-bearing accounts              398,577      443,476
Contribution receivable from employer                       162,658       17,267
Other receivable                                             21,882            0
                                                         ----------   ----------
      Total assets                                       23,120,272   17,979,285

LIABILITIES


Other liabilities                                             5,015        5,015
                                                         ----------   ----------
      Total liabilities                                       5,015        5,015
                                                         ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                       $23,115,257  $17,974,270
                                                         ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                      VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                         STATEMENTS OF CHANGES IN NET ASSETS
                               AVAILABLE FOR BENEFITS
                           FOR THE YEARS ENDED DECEMBER 27
                                                           1995         1994
                                                        ----------   ----------
INCREASES
Contributions (Note 1)
 Employee Stock Ownership Plan                         $   472,294  $   480,477
 401(k)                                                  1,811,961    1,676,709
 (Decrease)/increase in cash surrender value of life
  insurance policies                                       (15,931)       8,584
Income from investments
 Interest                                                  299,795      524,561
 Dividends                                                 704,362      585,731
 Net realized/unrealized gains on investments (Note 2)   4,771,615      263,982
                                                        ----------   ----------
                                                         8,044,096    3,540,044
                                                        ----------   ----------



DECREASES

Insurance premiums                                          11,152       18,467
Distributions (Note 1)                                   2,891,957    2,399,232
                                                        ----------   ----------
                                                         2,903,109    2,417,699
                                                        ----------   ----------
NET INCREASE                                             5,140,987    1,122,345

BEGINNING NET ASSETS AVAILABLE
 FOR BENEFITS                                           17,974,270   16,851,925
                                                        ----------   ----------
ENDING NET ASSETS AVAILABLE
 FOR BENEFITS                                          $23,115,257   17,974,270
                                                        ==========   ==========


   The accompanying notes are an integral part of these financial statements.

                                      -2-
PAGE

                 VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                     AS OF DECEMBER 27, 1995 AND 1994


     1.  DESCRIPTION OF THE PLAN

     Internal Revenue Service (IRS) Qualification
     --------------------------------------------
     The VSE Corporation Employee ESOP/401(k) Plan (the "Plan") was adopted by the Board of Directors of VSE Corporation (the "Company") in 1984. The Plan, as amended through March 24, 1987, was determined to be a qualified pension plan under Internal Revenue Code Section 401 via a determination letter dated March 24, 1987. As a result, the underlying trust was exempt from Federal taxes. In December 1995, the Plan was amended to meet certain requirements of the Tax Reform Act of 1986 and other regulations. The Trustees subsequently filed a restated Plan and Trust Agreement with the Internal Revenue Service for a determination of continued Plan qualification. The Trustees are of the opinion that the Plan meets the IRS requirements and therefore the Trust continues to be tax exempt.

     Change in Plan Administrator
     ----------------------------
     Effective January 1, 1995, the Board of Directors of the Company has appointed Putnam Investments ("Putnam") as a third party plan administrator. Putnam provides fund investments and daily recordkeeping services for the Plan. Plan assets were transferred to Putnam during 1995.

     Eligibility
     -----------
     Effective January 1, 1995, employees are eligible to participate in the Plan after attaining age 18 and completing 1,000 hours of service in a plan year.

     Contributions
     -------------
     The Company may elect to make a contribution to the Plan principally for the purchase of Company stock on behalf of each participant based upon a percentage of each participant's compensation in the plan year or other uniform formula. This contribution is allocated to each participant's account on the last day of the plan year (December 27) unless the employee returns a signed waiver of participation to the Trustees. For the plan years ended December 27, 1995 and 1994, the Company elected to make a contribution equal to 2.0 percent of each participant's annual compensation, subject to Plan provisions. The Company stock is held by the Plan for the participants, and each participant is entitled to certain stockholder rights.

     Employee Stock Ownership Plan ("ESOP") contributions are subject to a graded vesting schedule: 20 percent vested after three years of service, then increasing in 20 percent increments to 100 percent vested after seven years. Any forfeitures of nonvested benefits are recognized after the terminated participant has incurred a one-year break in service (as defined in the Plan), with the forfeiture applied to reduce the Company's contribution in subsequent years. Total forfeitures applied as a reduction of the Company's contribution were $92,047 and $85,503 for 1995 and 1994, respectively.

                                      -3-
PAGE

     Participants may also elect to defer a portion of earnings into the Plan each pay period pursuant to Section 401(k) of the Internal Revenue Code. The minimum salary deferral is $10 per pay period. The maximum salary deferral depends upon participation levels and Federal guidelines.

     Distributions
     -------------
     Participants (or their beneficiaries) are eligible to receive Plan benefits upon retirement, disability, termination of employment, or death. Benefits are generally paid following termination of employment. Participants generally receive benefits in a lump sum. Distributions are typically made in cash from liquidation of the participant's account or from the Plan's repurchase of the individual account balance.

     The Plan permits participants to borrow against their respective 401(k) accounts, subject to Plan provisions and procedures prescribed by the Trustees. After-tax repayments of principal and interest are credited to the participant's account. Loans are reflected in the Statement of Net Assets Available for Benefits as notes receivable. Participants may apply in certain limited situations to withdraw funds from their 401(k) accounts due to a qualifying financial hardship in accordance with IRS regulations.

     Ownership Rights (Vesting)
     --------------------------
     Participants are 100 percent vested in their 401(k) salary deferral contributions and their Payroll-based Stock Ownership Plan ("PAYSOP") contributions allocated prior to 1987. No contributions were made to the PAYSOP after 1986. All contributions to the ESOP, beginning in 1987, are subject to a graded vesting schedule as described in the subsection "Contributions" within this note.

     Termination
     -----------
     In the event of Plan termination, each participant is fully vested in amounts held within the Plan for the participant's benefit.

     Plan Continuation
     -----------------
     The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. However, no such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

     2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Investments
     -----------
     Company stock is purchased in the over-the-counter market or from stockholders. Participants direct the investment of their respective 401(k) accounts among the investment options available under the Plan. Marketable securities, excluding Company Stock, and mutual funds are valued at quoted market prices as of December 27, 1995 and 1994, or as of the closest preceding day on which a transaction occurred. To minimize potential price fluctuations, as the Company's stock is thinly traded, the Plan uses the average closing price over the previous 30 days to value Company stock.
                                      -4-
PAGE

     Dividends and realized capital gains are reinvested. Guaranteed interest contracts (GICs) are valued at principal plus interest paid or accrued as of December 27, 1995 and 1994, respectively. Each GIC yields a fixed rate of return until maturity of the contract for contributions received during a stated contribution period. The Trustees are of the opinion that contract value plus interest accrued approximates the fair value of the GICs. The remaining GIC as of December 27, 1995, was liquidated subsequent to plan year end at the existing contract value.

     Like GICs, government separate accounts (GSAs) yield a fixed rate of return until contact maturity for contributions received during a stated contribution period. The insurance carrier invests the contributions in U. S. Treasury and other Federal agency securities. GSAs are valued at principal plus interest paid or accrued as of
     December 27, 1995 and 1994.   The Trustees are of the opinion that
     contract value plus interest accrued approximates the fair value of the GSAs. The GSAs were liquidated subsequent to plan year end at existing contract values.

     Life insurance offered under the Plan builds cash value as determined by the insurance carrier. In accordance with Federal regulations, no more than 25 percent of a participant's contributions for the plan year may be invested in life insurance. On August 12, 1994, an Order of Rehabilitation was placed on the assets of Confederation Life Insurance Company. As a result of this court order, Confederation Life policies are subject to certain restrictions, such as access to surrender values, until a rehabilitation plan is approved and put into effect. Confederation Life is still under the Order of Rehabilitation as of December 27, 1995. For the plan year ended December 27, 1995, the Plan owned 19 Confederation Life policies with a total cash value of $129,663.

     There are no sales commissions on the purchase or sale of Putnam mutual funds.

     Participants may redirect the investment of their salary deferral contributions through Putnam on a daily basis. A participant may also elect to transfer funds from one Putnam mutual fund (other than the life insurance and the fixed rate contracts) into another Putnam option on a daily basis.

     As of February 1, 1996, participants may no longer invest 401(k) contributions in VSE stock. Existing account balances in VSE stock will remain unless transferred by each participant to a Putnam investment.

     The following investments exceed 5% of net assets as of December 27, 1995:

     VSE Corporation Common Stock                           $ 8,420,577
     George Putnam Fund of Boston                             3,394,695
     Putnam Voyager Fund                                      2,410,135
     GSA with Metropolitan Life Insurance Company             1,880,461
     Putnam Stable Value Fund                                 1,765,464
     GIC with Massachusetts Mutual Life Insurance Company     1,186,271
     Other                                                    3,479,552
                                                             ----------
     Total Investments                                      $22,537,155
                                                             ==========
     Due to Participants
     -------------------
     In accordance with generally accepted accounting principles, amounts allocated to accounts of participants who have terminated from the

     Company but have not submitted their distribution election as of year end are not reported as liabilities on the Statement of Net Assets Available for Benefits. Additionally, since these accounts have not been processed and approved for distribution, they are not reflected as liabilities on IRS Form 5500 (Annual Return/Report of Employee Benefit Plan.)

     Realized and Unrealized Gains and Losses
     ----------------------------------------
     To comply with Department of Labor regulations, the Plan has calculated realized and unrealized gains and losses based on the value of investments at the beginning of the plan year or at time of purchase during the plan year. Realized gains\(losses) on Company stock were $37,097 and $0, and on mutual fund shares were $424,228 and ($16,211), for the plan years ended December 27, 1995 and 1994, respectively. Unrealized gains\(losses) of $3,513,894 and $823,529 were recorded for Company stock, and unrealized gains\(losses) of $796,396 and $(543,336) were recorded for mutual fund shares respectively, for the plan years ended December 27, 1995 and 1994.

     1994 Reclassification
     ---------------------
     Certain 1994 balances have been reclassified to conform to the 1995 presentation.

     3.  REPORTABLE TRANSACTIONS

     The Plan reports each transaction or series of transactions involving the purchase or sale of assets exceeding five percent of Plan assets as of the beginning of the plan year. Reportable transactions for the plan year ended December 27, 1995, are included in Exhibit B.

     Party-in-interest Transactions
     ------------------------------
     The Plan made certain purchases of Company stock through Wachtel & Co., Inc., and Koonce Securities, Inc., which have representatives serving on the Company's Board of Directors. The Trustees are of the opinion that transactions are made on terms equivalent to those otherwise available from other brokers or financial institutions.

     Certain investments are managed by Putnam Investments through the Putnam Fiduciary Trust Company. Putnam Investments is a third party administrator as defined by the Plan, therefore, these transactions qualify as party-in-interest.

     4.  EMPLOYER SECURITIES

     Section 407(b) of ERISA permits the Plan to hold an investment in Company stock in excess of ten percent of the fair market value of the Plan's assets.

     Acquisition Loans
     -----------------
     The Trustees may incur loans to finance the acquisition of Company stock for the ESOP. For the plan years ended December 27, 1995 and 1994, there were no such loans outstanding.
                                      -6-
PAGE

     5.  ADMINISTRATIVE EXPENSES

     The administrative expenses of the Plan are paid by the Company.

     6.  DETAIL OF SIGNIFICANT ACCOUNT BALANCES BY INVESTMENT ALTERNATIVE

     The Plan provides for participant-directed account balances. The summary of significant account balances by investment alternative as of December 27, 1995, and for the year then ended is detailed in the chart on the following page.

                                      -7-
PAGE

                    _______________________________________________________________________________________________________________
                                                       Participant
                                                        Directed
                    _______________________________________________________________________________________________________________
                                                                       Mutual Funds
                                                      _______________________________________________
                                                                    Putnam Investments
                                                      _______________________________________________
                                                                                             Diversi-                       VSE
                    Guaranteed Government   Putnam                                             fied      Life     Notes    Corp.
                    Investment  Separate    Stable    George     Growth    Global             Income   Insurance Receiv-   Common
                     Contract   Accounts    Value     Putnam   and Income  Growth   Voyager    Trust   Policies   able     Stock
                    __________  _________  ________  _________  _________ _______  _________  _______  ________  _______  _________
Investments at market,
  contract, or
  cash value         1,186,271  2,746,149  1,765,464  3,394,695  479,802  400,369  2,410,135  915,783  136,419   432,158  1,447,741

Investment income
  Interest (A)          97,452    157,042          -          -        -        -          -        -        -    25,944          -
  Dividends (A)              -          -     63,754    228,675   27,803   22,709    130,739   43,804        -         -     21,058
  Unrealized gains (A)       -          -          -    360,500   33,426   10,848    341,643   45,749        -         -    600,939
  Realized gains (A)         -          -          -     62,316    2,745    5,110     61,260    2,207        -         -     37,097

Participant
  contributions (A)          -          -    322,508    228,272  277,765  270,622    402,691   98,503   11,152         -    134,834

Distributions to
  participants (A)     657,471    458,140    116,599    314,056   13,441   39,185    278,699   34,087        -    57,642     86,922


                                      -8-

                         ______________________  __________
                                                     Total
                                                  Participant
                         Non-Particpant         and Non-Particpant
                            Directed                Directed
                         ______________________ __________________





                            VSE
                            Corp.      Putnam
                           Common      Asset
                           Stock    Allocation
                         __________  __________  _________________
Investments at market,
  contract, or
  cash value              6,972,836    249,333       22,537,155

Investment income
  Interest (A)                    -          -          280,438
  Dividends (A)              91,862     11,034          641,438
  Unrealized gains (A)    2,912,955      4,230        4,310,290
  Realized gains (A)              -        348          171,083

Participant
  contributions (A)               -          -         1,746,34

Distributions to
  participants (A)          571,868     10,994        2,639,104


(A) Interest income above differs from the statement of changes in net assets available for benefits by $19,357 which represents interest earned from the Plan's operating cash accounts.  Dividend income above differs from the statement of changes in net assets available for benefits by $62,924 which represents dividends earned on the Plan's prior mutual fund investments.  The total of realized and unrealized gains above differs from the statement of changes in net assets available for benefits by
    $290,242 which represents gains earned on the sale of the Plan's prior mutual fund investments.  Distributions to participants above differs from the statement of changes in net assets available for benefits by $252,853 which represents distributions from the Plan's prior mutual fund investments.  Participant contributions above differs from the 401(k) contributions on the statement of changes in net assets available for benefits by $65,614 which represents year-end contributions not received by
    Putnam until after December 27, 1995.

                    VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 27, 1995

                                                                   Contract or
Description                                               Cost     Market Value
-----------                                             ---------   ----------
VSE Corporation common stock
  * PAYSOP/ESOP                                       $ 3,034,871  $ 6,972,836
  * 401(k) Stock Fund                                     724,624    1,447,741
Mutual funds
  *George Putnam Fund of Boston                         3,034,195    3,394,695
  * Putnam Fund for Growth and Income                     447,798      479,802
  * Putnam Global Growth Fund                             389,521      400,369
  * Putnam Voyager Fund                                 2,068,491    2,410,135
  * Putnam Diversified Income Trust                       870,034      915,783
  * Putnam Asset Allocation Fund - Conservative
    Portfolio                                             245,103      249,333
                                                       ----------   ----------
                                                      $10,814,637  $16,270,694
                                                       ==========   ==========
Guaranteed Interest Contract

    Massachusetts Mutual Life Insurance Company,
    8.25% effective annual yield
    Maturity date - January 1, 1996                                  1,186,271

Government Separate Accounts

    Massachusetts Mutual Life Insurance Company,
    6.45% effective annual yield
    Maturity date - January 2, 1996                                    865,688

    Metropolitan Life Insurance Company,
    5.20% effective annual yield
    Maturity date - December 31, 1995                                1,880,461

* Putnam Stable Value Fund                                           1,765,464
                                                                    ----------
Total Fixed Income Investment Contracts                              5,697,884
                                                                    ----------
Notes receivable - loans to participants
  (interest rates vary from 6.0% to 10.5% with maturities
   of 1 to 4 years)                                                    432,158
                                                                    ----------
Life insurance policies (at cash surrender value)
  Confederation Life Insurance Company                                 129,663
  Lincoln National Life Insurance Company                                6,756
                                                                    ----------
                                                                   $22,537,155
* Party-in-interest.                                                ==========

         The accompanying notes are an integral part of this schedule.

                    VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE YEAR ENDED DECEMBER 27, 1995

                                                           Sales
                                           ____________________________________
Description                    Purchases      Proceeds      Cost    Gain/(Loss)
___________                    ________________________________________________
Mutual funds

* George Putnam Fund
   of Boston                   $3,781,871     $809,993     $747,676   $62,317

* Putnam Voyager Fund          $2,375,381     $368,150     $306,890   $61,260

* Putnam Diversified
   Income Trust                  $941,037      $73,210      $71,003    $2,207

  Vanguard
   Wellington                     $27,646   $3,402,504   $3,210,041  $192,463

  American Capital
   Comstock                        $8,132   $1,487,320   $1,407,100   $80,220

Collective investment trust

* Putnam Stable Value Fund     $2,411,677     $646,214     $646,214        $0





* Party-in-interest.


         The accompanying notes are an integral part of this schedule.